

Mail Stop 3561

March 10, 2009

Mr. Derek Blackburn
Chief Financial Officer
PureRay Corporation
3490 Piedmont Rd., Suite 1120
Atlanta, GA 30305

      Re: **PureRay Corporation**
              Form 10-K for the Fiscal Year Ended April 30, 2008
              Filed July 24, 2008
              File No. 0-32089

Dear Mr. Emerson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief